Exhibit (h)(7)

AMENDMENT NO. 2

TO ADMINISTRATIVE SERVICES AGREEMENT

(Thrivent Series Fund, Inc.)

Thrivent Financial for Lutherans (“TFL”) and Thrivent Series Fund, Inc. (the “Corporation”) hereby agree that, effective January 1, 2015, the first sentence of Item 3 of the Administrative Services Agreement, dated January 1, 2009 between TFL and the Corporation, is amended to read as follows:

For receiving Services under this Agreement, whether such Services are provided by TFL, its affiliates or other vendors, the Corporation will pay TFL an annual fee (the “Fee”) equal to (a) 0.018 percent (0.018%) of each Fund’s average annual daily net assets (the “Variable Portion”), plus (b) a fixed fee of $80,000 per Fund.

THRIVENT SERIES FUND, INC.

By	/s/ David S. Royal
David S. Royal
President

THRIVENT FINANCIAL FOR LUTHERANS

By	/s/ Russell W. Swansen
Russell W. Swansen
Senior Vice President and Chief Investment Officer